UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: December 20, 2013	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

19 December 2013

CSR plc

(“CSR” or the “Company”)

Announcement of the exercise of options and sale of American Depositary Shares in the Company by a Director

The Company announces that on 18 December 2013, Dr Levy Gerzberg, a non-executive director of the Company, exercised 7,200 options to acquire CSR American Depository Shares (“ADSs”) at an exercise price of $14.87 per ADS. Each ADS represents 4 ordinary shares in CSR. Dr Gerzberg immediately sold at an average price of $40.749319 per ADS, all of the ADSs acquired on exercise of the options. The options were granted under the Zoran Corporation 2005 Equity Incentive Plan and remained outstanding following the merger between CSR and Zoran Corporation which completed in August 2011.

Separately on 18 December 2013, Dr Gerzberg sold 5,550 CSR ADSs at an average price of $40.984414 per ADS.

Following these transactions, Dr Gerzberg’s shareholding in the Company is 7,960 ADSs.

19 December 2013

CSR plc

(the “Company”)

Director Dealing

Announcement of the purchase of ordinary shares in the Company

The Company announces that on Thursday 19 December 2013, Mr. Walker Boyd, a non-executive director of the Company, acquired 7,000 ordinary shares in the Company at a price of £6.327 per ordinary share. Following the purchase, Mr. Boyd’s total shareholding in the Company is 7,000 ordinary shares.

20 December 2013

CSR plc (“CSR” or “the Company”)

Retirement of a Non-Executive Director

Appointment of Chairman of the Audit Committee

The Company announces that Mr. Andrew Allner, a non-executive director and chairman of the audit committee, will be standing down from the Board with effect from 31 December 2013.

Mr. Allner is reducing his non-executive board commitments, following his appointment in April this year as non-executive chairman of The Go-Ahead Group plc.

Mr. Walker Boyd, a non-executive director, will be appointed chairman of the audit committee with effect from 1 January 2014.

Mr. Ron Mackintosh, chairman of CSR said, “I would like to thank Andrew for his contribution to CSR since his appointment to our Board in October 2008. Over that period, CSR has grown its operations and undertaken three significant transactions in the acquisitions of SiRF Technology Holdings Inc and Zoran Corporation and the disposal of our handset development operations to Samsung Electronics Co. Ltd. Andrew has provided insight and guidance reflecting his breadth of financial and commercial experience from which our Board and our Company have benefited. I wish Andrew well for the future.

I am delighted that Walker, a chartered accountant, who recently joined the Board as a non-executive director, will be assuming the role of chairman of our audit committee.”

Ends